HOLLIS 'TAG' HOPKINS, MD

Education

University of California Davis Medical Center
Sacramento, California. 6/2011-6/2014

Emergency Medicine Residency
Level I Trauma, Tertiary Care for Adults & Peds

University of Colorado School of Medicine
Denver/Aurora, Colorado. 8/2007-5/2011

Medical Doctor (M.D.)

Bryn Mawr College
Bryn Mawr, Pennsylvania. 2005-2006

Post-Baccalaureate Pre-Medical Program

Northwestern University
Evanston, Illinois. 1997-2002

Bachelor of Science (B.S.), Civil Engineering
Geography minor; Journalism theme study.

St. Francis Hospital Paramedic School
Evanston, Illinois. 2001

Medical Accreditations

Australia, California, and Colorado Medical Licenses.

US DEA License

Fellow of Australasian College for Emergency Medicine. FACEM

Board Certified & Diplomat, American Board of Emergency Medicine. ABEM

Advanced Cardiac Life Support. ACLS

Pediatric Advanced Support. PALS

Advanced Trauma Life Support. ATLS

Nationally Registered Paramedic, USA. NREMT-P

Certified Flight Paramedic. FP-C

Affiliations

American College of Emergency Physicians. ACEP

Awards

Flight for Life's Heart and Soul Award. For "Sacred Moments During an Extraordinary Flight." 2007.

"Who, Me?" 2003. Two awards for resuscitations of complicated cardiac arrest patients.

Ski Racing Magazine. "Top Athletes To Watch" 1996.

Internationally ranked in alpine skiing, downhill. 1996.

Life

skiing. ice hockey. sailing. scuba diving. kayaking. microbrews.

Referees

Available on request.

Work

Townsville University Hospital. Townsville QLD, Australia. 3/2017-Current
Consultant Physician, Emergency Department
Senior Lecturer in the College of Medicine, James Cook University

Large 775-bed academic tertiary hospital with 80k+ ED presentations per annum, a 30% admission rate, and 25% Pediatrics.

LifeFlight Retrieval Medicine. Townsville QLD, Australia. 7/2016-Current
Consultant Retrieval Physician

Retrieval/EMS Physician on the Townsville Rescue Helicopter (Queensland Government Helicopter) and the Royal Flying Doctor Service planes.

Kaiser Permanente Medical Center, South Sacramento. Sacramento, California. Full-time 7/2014-7/2016, still active per diem.
Attending Physician, Emergency Medicine
Assistant Clinical Professor, University of California Davis School of Medicine

High-Volume ED (>120k/yr), Level II Trauma Center, Adults and Peds, Training site for UC Davis Emergency Medicine Residency Program. Model ER known for exceptional efficiency and cost-effective processes both within the Kaiser system and internationally.

Sacramento & Elk Grove Urgent Care. Sacramento, California. 8/2013-7/2014
Physician

Flight for Life Colorado. Frisco, Colorado. 2006-2011
Flight Paramedic

Flight paramedic assigned to a helicopter in the mountains of Colorado providing wilderness rescue and critical care transfers. Transitioned to part-time in 2007 and continued working part-time through medical school.

Pridemark Paramedics. Boulder, Colorado. 2002-2011
Paramedic

High volume 911-ambulance service in rural/urban Boulder County, Colorado. Deployments as wildland fire-line paramedic. Transitioned to part-time in 2005 and continued part-time through medical school.

Superior Air-Ground Ambulance. Chicago, Illinois. 1999-2002
Paramedic

Worked full-time while attending Northwestern University.

Roy F. Weston, Inc. Vernon Hills, Illinois. 1999
Project Civil Engineer

Directed portions of fieldwork on 3 large EPA Super-Fund clean up projects.

Research

2014. Evaluation of policies affecting time-to-antibiotics in open fractures.

2013. Poster presentation: The Accuracy of Non-Invasive Carboxyhemoglobin (COHb) Measurements Compared with Blood COHb Measurements.

2011. Poster presentation: Optimal Pre-Hospital Crew Configuration for Pre-hospital Care in Cardiac Arrest Patient.

Talks and Publications

Powder Magazine. "Break a Leg." May 5, 2011
Profiled in story of a backcountry helicopter rescue of injured avalanche victim.
www.powdermag.com/mantle/break-a-leg/

"Flight for Life Colorado Overview and Case Reviews" lectures. 2008-2010.